

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 26, 2007

VIA U.S. MAIL AND FAX (408) 952-7202

Mr. Justin Spencer
Chief Financial Officer
Covad Communicatons Group, Inc.
110 Rio Robles
San Jose, California 95134

> **Re: Covad Communications Group. Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-32588**

Dear Mr. Spencer:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director